SOURCE
PETROLEUM INC.

Fuelling the Future...

February 1, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549 - 7010

Attention: Mr. John Cannarella

Dear Mesdames and Sirs:

Re: Source Petroleum Inc.
Form 10-QSB/A for the Quarterly Period Ended September 30, 2006
Filed on December 13, 2006
Form 8-K Filed on October 24, 2006
File No. 000-51241

This letter is in response to comments received on December 29, 2006, from Mr. John Cannarella and Ms. Jill Davis regarding the Form 10-QSB/A for the quarterly period ended September 30, 2006 filed on December 13, 2006 and Form 8-K filed on October 24, 2006 by Source Petroleum Inc. (the "Company"). We enclose our responses to your comments and two blacklined copies of our amended Form 10-QSB/A and Form 8-K respectively (the "Amended Form 10-QSB/A" and the "Amended Form 8-K"). For your ease of reference, our responses are numbered in a manner that corresponds with your comments. Page references used in this letter relate to the enclosed blacklined version of the Amended Form 10-QSB/A or the Amended Form 8-K.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2006

Note 2. Significant Accounting Policies, page 10

(i) Loss Per Share, page 12

1. The financial statements have been revised to clarify how EPS is calculated and to state that warrants outstanding are antidilutive as follows:

   Loss per share is computed using the weighted average number of shares outstanding during the periods. The Company has adopted SFAS No. 128 "Earnings Per Share". Diluted loss per share is equivalent to basic loss per share since the warrants outstanding are all antidilutive for the periods presented because the Company had a net loss.

Note 6, Common Stock, page 14

2. The warrants issued as part of the units in the two private placements conducted in May and July 2006 are not subject to EITF 00-19 or SFAS 133 accounting since the warrants are embedded in and not detachable from the common stock units. Furthermore, the warrants issued separately as finders' fees are also not subject to EITF 00-19 or SFAS 133 since there is no cash settlement option or other triggering features referred to in those standards. Accordingly, the financial statements have been revised to reflect allocation of the proceeds from the private placements between the stock and the warrants that were issued as "units".

   In addition, the financial statements have been revised to include an expense of $461,755 for the warrants issued separately as payment of finders' fees.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 19

3. We have amended our disclosure in the Form 10-QSB/A to include information relating to the increase in our operating expenses for the three and nine months ended September 30, 2006.

4. The $2,103,022 in oil and gas expenditures were paid to Dual Exploration Inc. ($1,882,272) in satisfaction of commitments made under the Farmout Agreement between the Company and Dual Exploration Inc. relating to the property in Woking, Alberta; and to Kodiak Energy Inc. ($220,750) upon signing of a letter of intent with Kodiak Energy Inc. for participation on a 200,000 acre exploration license adjacent to the Mackenzie River and centered along the planned Mackenzie Valley Pipeline. Neither Dual Exploration Inc. nor Kodiak Energy Inc. were or are related parties to the Company.

   The $593,000 finders' fee were paid to Wolverine International Holdings Ltd. ($342,750), 1469777 Ontario Inc. ($240,000) and Premium Capital ($10,250). None of Wolverine International Holdings Ltd., 1469777 Ontario Inc. and Premium Capital were or are related parties to the Company.

8-K Filed on October 24, 2006

General

5. When we filed the Form 8-K on October 24, 2006 regarding the completion of our acquisition of Source Projects Inc., we recognized that the Company was a shell company immediately before the change of control and had intended to disclose those information on our Company that would be required if we were filing a general form for registration of securities on Form 10-SB. Further to your comment, we have amended our disclosure to clearly state our intention to comply with the requirements under Item

2.01(f) and Item 5.01(a)(8). Furthermore, we have amended our disclosure to include additional information that would be required if we were filing a general form for registration of securities on Form 10-SB, such as sections on "Description of Securities", "Changes in and Disagreements with Accountants", and "Indemnification of Directors and Officers." However, we have not included audited financial statements of our Company in the Form 8-K. As prescribed by Item 310 of Regulation S-B, the audited financial statements required to be included if we were filing a general form for registration of securities on Form 10-SB would be the audited financial statements of our Company for the year ended December 31, 2006 and the interim unaudited financial statements of our Company for the six months ended June 30, 2006. Because before the completion of our acquisition of Source Projects, Inc., our Company had no or nominal assets other than cash and had little operating activities, we do not believe inclusion of these financial statements would aid the readers in understanding the results of operations and financial condition of our Company. To help readers get a better understanding of our results of operations and financial condition as a result of our acquisition of Source Projects Inc., we have included the pro forma financial statements in the Form 8-K.

6. We do not believe financial statements for Source Projects, Inc. are required under Item 9.01 of Form 8-K because we do not consider our acquisition of Source Projects, Inc. was an acquisition of a "business."

The Commission has stated that the term "business" should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired business's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. Among the facts and circumstances which should be considered in evaluating whether an acquisition constitutes a business are the following:

(1). whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2). whether any of the following attributes remain with the component after the transaction:

(i) physical facilities,

(ii) employee base,

(iii) market distribution system,

(iv) sales force,

(v) customer base,

(vi) operating rights,

(vii) production techniques, or

(viii) trade names.

Furthermore, EITF 98-3, paragraph 6 concludes that if the asset set transferred is in the development stage and has not yet commenced planned principal operations, the set is presumed not to be a business.

We respectfully submit that Source Projects, Inc., at the time it was acquired by our Company, should not be considered a "business" and therefore no financial statements would be required because:

(1) Source Projects, Inc. was only incorporated in May 2006 and its only assets were common shares of 1245147 Alberta Ltd.;

(2) 1245147 Alberta Ltd. was also only incorporated in May 2006 and its only assets were interests in two farm-out agreements as the farmee with Dual Explorations Inc. as the farmor for exploration of oilsands relating to certain farmout lands located in Alberta and an interest as the farmee in a farmout agreement with Western Petrochemical Corp. as the farmor for exploration of oil shales relating to certain farmout lands in Saskatchewan;

(3) 1245147 Alberta Ltd. only acquired these interests in the farmout agreements in May and July of 2006; and

(4) Neither Source Projects, Inc. nor 1245147 Alberta Ltd. were operators under these farmout agreements and the interests in the farmout agreements owned by 1245147 Alberta Ltd. had not been revenue producing at the time it was acquired by our Company.

Accordingly, we respectfully submit that all of the above facts support the conclusion that Source Projects, Inc. and 1245147 Alberta Ltd. were in development stage; Source Projects, Inc. and 1245147 Alberta Ltd. have not yet commenced planned principal operations; and none of the assets owned by Source Projects, Inc. or 1245147 Alberta Ltd. were revenue producing. Therefore, as provided under EITF 98-3, the acquisition of Source Projects, Inc. is presumed not to be a business and no financial statements would be required.

Pro Forma Combined Balance Sheet

7. We confirm that the Company's petroleum and natural gas properties are not producing and do not have any proven oil and gas reserves; therefore, disclosures regarding reserves as required by SFAS 69 are not applicable.

8. We did not have an independent appraisal to aid us in determining the fair value of our acquisition of Source Projects, Inc. SFAS 141, paragraph 6 states that measurement of exchange transactions in which the consideration is not cash should be based on either fair value of the consideration given or

the fair value of the asset acquired, whichever is more clearly evident and reliably measurable. The discount of 35% of the consideration given by our Company was our management's estimation of the dilution effect of issuing such a large block of common stock when historically trading of our common stock was at a low level and our management believed that the value of the assets acquired was more clearly evident and reliably measurable because our management's valuation of the assets acquired at $44 million was supported by the historical well data available on the Harmon Valley property in Alberta. With current existing data and well log data and well control that were available on this property, we estimated that the Harmon Valley property in Alberta may contain original oil in place or "ooip" of up to 300 million barrels. The value for ooip in the current market ranges from $0.30 per barrel up to $2.00 to $3.00 per barrel. In our estimation of the value for the farmout interests owned by Source Projects, Inc., a value in the lower range of ooip market value was used to account for drilling expenses and third party reserve estimates.

We trust you will find the above responses to be in order. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

Hussein Charanek
President and Chief Executive Officer

Encl.

cc: Clark Wilson LLP (via Facsimile 604.687.6314)
Attention: L.K. Larry Yen

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

(Mark One)

[X] **QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the quarterly period ended **September 30, 2006**

OR

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT**
For the transition period from ____________ to ____________

Commission file number 000-51241

SOURCE PETROLEUM INC.
(Exact name of small business issuer as specified in its charter)

Nevada	**98-0443283**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 620, 304 - 8th Avenue, S.W., Calgary, Alberta T2P 1C1 Canada
(Address of principal executive offices)

403.444.2893 x 223
(Issuer's telephone number)

RED SKY RESOURCES INC.
(Former name, former address and former fiscal year, if changed since last report)

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes **[X]** No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:

70,845,827 shares of common stock issued and outstanding as of November 14, 2006.

Transitional Small Business Disclosure Format (Check one): Yes [ ] No **[X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No **[X]**

SOURCE PETROLEUM INC.
(An exploration stage enterprise)
Balance Sheet
(Expressed in U.S. Dollars)
September 30, 2006
(Unaudited)

		September 30,2006
ASSETS		
Current assets		
Cash and cash equivalents	$	5,005,544
Accounts receivable and prepaid expenses		178,755
Total current assets		5,184,299
Mineral Property (Note 3)		-
Petroleum & natural gas properties (Note 4)		43,996,800
Total assets		49,181,099
LIABILITIES		
Current liabilities		
Accounts payable and accrued expenses	$	-
Total current liabilities		-
STOCKHOLDERS' EQUITY		
Share capital		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding		
Common stock, $0.0001 par value, 4,500,000,000 shares authorized, 70,845,827 issued and outstanding (December 31,2005 98,842,500)		7,084
Share subscriptions received		-
Additional paid-in capital		~~52,177,532~~52,639,306
Deficit accumulated during the exploration stage		(~~3,003,516~~3,465,291)
Total stockholders' equity		49,181,099
Total liabilities and stockholders' equity	$	49,181,099

The accompanying notes are an integral part of these financial statements.

SOURCE PETROLEUM INC.
(An exploration stage enterprise)
Statements of Operations
(Expressed in U.S. Dollars)
(Unaudited)

	Cumulative October 14, 2001 (inception) to September 2006	Three Months Ended September 2006	Three Months Ended September 2005	Nine Months Ended September 2006	Nine Months Ended September 2005
Revenue					
Interest Income	$ 7,359	$ 7,359	$ -	$ 7,359	$ -
General and administrative expenses					
Bank charges	$ 1,185	$ 169	$ 21	$ 254	$ 243
Consulting fees	34,068	22,500	-	30,000	-
Finder fees	~~593,000~~1,054,775	~~593,000~~ 1,054,775	-	~~593,000~~ 1,054,775	-
Management fees	16,050	-	-	-	-
Mineral property expenditures	52,225	-	3,767	-	39,538
Office and Miscellaneous	33,678	30,850	837	28,368	1,440
Oil and Gas Expenditures	2,103,022	2,103,022	-	2,103,022	-
Professional fees	164,330	49,867	2,348	114,347	32,714
Transfer agent and filing fees	13,317	618	860	3,806	6,123
Net (loss) income for the period	$ ~~(3,003,516~~(3,465,291)	$ ~~(2,792,667~~(3,254,442)	~~$ (7,837~~ (7,833)	$~~(2,865,438~~ 3,327,211)	$ (80,058)
Basic and diluted (loss) income per share					
Net (loss) income per share		$ (0.03)	$ (0.00)	$ (0.03)	$ (0.00)
Weighted average number of Common shares outstanding		96,307,458	98,842,500	97,849,006	98,842,500

The accompanying notes are an integral part of these financial statements.

SOURCE PETROLEUM INC.

(An exploration stage enterprise)
Statements of Cash Flows
(Expressed in U.S. Dollars)
(Unaudited)

	Cumulative October 14, 2001 (inception) to September 2006	Nine Months Ended September 2006	Nine Months Ended September 2005
Cash flows from (used in) operating activities			
Net (loss) income for the period	$(~~3,003,516~~3,465,291)	$ ~~(2,865,438~~(3,327,211)	$ (~~80,058~~80,056)
Value of warrants issued as finder fee ($1.50 per share)	461,775	461,775	
Changes in non-cash working capital items:			
- accounts receivable & prepaid	(178,755)	(178,755)	
- accounts payable and accrued expenses	0	(8,615)	~~7,800~~7,799
Net cash (used in) from operating activities	(~~3,182,271~~3,182,270)	(~~3,052,808~~3,052,810)	(~~72,258~~72,257)
Cash flows from (used in) financing activities			
Proceeds from issuance of common stock	8,187,815	8,058,190	-
Net cash from financing activities	8,187,815	8,058,190	-
Increase (decrease) in cash and cash equivalents	5,005,544	5,005,382	(~~72,258~~72,257)
Cash and cash equivalents (deficiency), beginning of period	-	162	~~81,934~~81,933
Cash and cash equivalents, end of period	$ 5,005,544	$ 5,005,544	$ 9,676

Non Cash related activities supplemental schedule:

On September 6, 2006, the Company issued 32,000,000 shares of our common stock to the shareholders of Source Projects Inc. in exchange for all of the issued and outstanding common shares of Source Projects Inc. The transaction was valued at $43,996,800 and was capitalized as petroleum and natural gas properties in these financial statements.

The accompanying notes are an integral part of these financial statements.

Balance, December 31, 2005	-	-	98,842,500	9,884	119,741		-138,081	-8,456
Stocks issued at $0.03 per share in March 2006	-	-	1,500,000	150	49,850		-	50,000
Net loss for the period	-	-	-	-	-		-27,528	-27,528
Balance, March 31, 2006	-	-	100,342,500	10,034	169,591	-	-165,609	14,016
Stocks"Units" issued at $1.00 per share in May 2006	-	-	2,000,000	200	1,999,800		-	2,000,000
Stocks issued at $1.00 per share	:	:	2,000,000	200	622,512		:	622,512
Value of warrants issued with stock units ($1.25 per share)					709,429			709,429
Value of warrant issued with stock units ($1.50 per share)					667,860			667,860
Share subscriptions received						5,554,890		5,554,890
Net loss for the period	-	-	-	-	-		-45,240	-45,240
Balance, June 30, 2006			102,342,500	$10,234	$2,169,391	$5,554,890	-$210,849	$7,523,666
ShareStock issued under subscriptions issued "Units" issued in July 2006	=	=	3,703,327	370	3,338,128	(3,338,128)	:	-
Stocks issued at $1.50 per share in July 2006	-	-	3,703,327300,0 00	37030	5,554,620270,416	5,554,990 (270,416)	- 0	-
Values of warrants issued with stock units ($2.25 per share)			300,000	30	449,9702,396,046	100 (1,945,946)		450,100
Value of warrants issued as finders' fee ($1.50 per share)					461,775			461,775
Stocks issued at $1.375 per share in September 2006 re: source projects Inc acquisition			32,000,000	3200	43,996,800			44,000,000
Cancelled Shares cancelled			(67,500,000)	(6,750)	6,750			0
Net loss for the period	-	-	-	-	-		- 2,792,6673,25 4,442	- 2,792,6673,254,4 42
Balance, September 30, 2006			70,845,827	$7,084	$52,177,53152,639, 306	$ 0	$3,003,5163,4 -	$49,181,099

65,291

The accompanying notes are an integral part of these financial statements.

j) Loss Per Share

Loss per share is computed using the weighted average number of shares outstanding during the periods. The Company has adopted SFAS No. 128, "Earnings Per Share". Diluted loss per share is equivalent to basic loss per share as there are no dilutive securitiessince the warrants outstanding are all antidilutive for the periods presented because the Company had a net loss.

k) Stock-based Compensation

Prior to January 1, 2006, the Company accounted for stock-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. The intrinsic value method of accounting resulted in compensation expense for stock options to the extent that the exercise prices were set below the fair market price of the Company's stock at the date of grant.

As of January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure".

Since the Company did not issue stock options to employees during the six months ended June 30, 2006 or 2005, there is no effect on net loss or earnings per share had the Company applied the fair value recognition provisions of SFAS No. 123(R) to stock-based employee compensation. When the Company issues shares of common stock to employees and others, the shares of common stock are valued based on the market price at the date the shares of common stock are approved for issuance.

l) New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes*, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for financial statements as of January 1, 2007. The Company has not yet determined the impact of applying FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, ("FAS 158"). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. FAS 158 is effective for financial statements as of December 31, 2006. The Company does not expect any material impact from applying FAS 158.

3. Mineral Property

During the year ended December 31, 2004, the Company staked twenty-five mining claims located in the Iliamna Recording District of Southwestern Alaska. As the claims do not contain any known reserves, the exploration costs were expensed during the periods. The mineral claims are renewable on the first day of every September conditional on paying the annual filing fee of $2,500 to the State of Alaska by

We, including all of our subsidiaries, are in the exploration stage and do not currently have any income from operating activities. We expect to use a majority of our existing working capital on exploration activities to be conducted by our subsidiaries, Source Projects Inc. and 1245147 Alberta Ltd., which have cash requirements for the next twelve months as described below. These cash requirements will likely be met by loans or capital contributions from our company. We intend to raise additional capital through the issuance of equity and or debt to finance operations of its subsidiaries, however, no assurance can be given that we will be successful in its exploration activities, in raising additional capital or obtaining other funding necessary to meet the cash requirements of our company and each of our subsidiaries.

For the next twelve months, we intend to continue our exploration activities pursuant to the 3 farmout agreements. We have made a loan in the amount of $524,437 to Source Projects Inc. on August 22, 2006 for the drilling costs of the first test well in the Woking Area, Alberta pursuant to the farmout agreement between Dual Exploration Inc. and our subsidiary, 1245147 Alberta Ltd. We anticipate that we will also begin work on drilling the first test well in the Harmon Valley Area as the farmout agreement between Dual Exploration Inc. and our subsidiary, 1245147 Alberta Ltd., provides that drilling of the first test well is to commence on or before October 31, 2006. Based on the data to be received from this test well, we will continue to examine the overall prospects for the properties subject to our farmout agreements, including evaluating future drilling programs, investigating commercial potential of the resource identified to date, the acquisition of additional exploration lands and conversion of its existing oil shale exploration permits to development leases, if appropriate.

We anticipate spending approximately $2,000 in ongoing general and administrative expenses per month for the next twelve months, for a total anticipated expenditure of $24,000 over the next twelve months. The general and administrative expenses for the year will consist primarily of professional fees for the audit and legal work relating to our regulatory filings throughout the year, as well as transfer agent fees, annual mineral claim fees and general office expenses.

During the next twelve month period, we anticipate that we will not generate any revenue. Accordingly, we will be required to obtain additional financing in order to continue our plan of operations. We believe that debt financing will not be an alternative for funding additional phases of exploration as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock or through shareholder or related party loans. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our exploration programs. In the absence of such financing, we will not be able to continue exploration of our mineral claims and our business plan will fail. Even if we are successful in obtaining equity financing to fund our exploration program, there is no assurance that we will obtain the funding necessary to pursue any advanced exploration of our mineral claims following the completion of phase two. If we do not continue to obtain additional financing, we will be forced to abandon our mineral claims and our plan of operations

We may consider entering into a joint venture arrangement to provide the required funding to develop the mineral claims. We have not undertaken any efforts to locate a joint venture partner for the mineral claims. Even if we determined to pursue a joint venture partner, there is no assurance that any third party would enter into a joint venture agreement with us in order to fund exploration of our mineral claims. If we entered into a joint venture arrangement, we would likely have to assign a percentage of our interest in our mineral claims to the joint venture partner.

Results of Operations

We have had no operating revenues since our inception on October 14, 2001 through to the September 30, 2006. We anticipate that we will not generate any revenues while we are solely an exploration stage company. Our activities have been financed from the proceeds of share subscriptions. From our inception on October 14, 2001 to September 30, 2006, we have raised a total of $8,187,815 from private offerings of our securities.

Results of Operations for the three months ended September 30, 2006 and September 30, 2005

Oil and Gas Expenditures

For the three months ended September 30, 2006, we incurred $2,103,022 in oil and gas expenditure, a significant increase from the oil and gas expenditure incurred for the three months ended September 30, 2005, which was nil. The significant increase in the oil and gas expenditure in the three months ended September 30, 2006 was due to our change of business into an oil and gas exploration company and payments we made to satisfy our obligations under the farmout agreements. The parties to the farmout agreements who received these payments are not related parties to our company.

General and Administrative Expenses

Our general and administrative expenses consist primarily of office and miscellaneous expenses and related costs for general and corporate functions, including finders' fees and fees for legal and other professional services. Our office and miscellaneous expenses for the three months ended September 30, 2006 were $30,850, as compared to the three months ended September 30, 2005, which were $837. The increase of office and miscellaneous expenses was primarily a result of our change of business into an oil and gas exploration company and moving of our corporate headquarter to Calgary, Alberta. Our finders' fees and fees for legal and other professional services for the three months ended September 30, 2006 were $950,827 and $49,867 respectively, as compared to the three months ended September 30, 2005, which were $nil and $2,348 respectively. The increase of finders' fees and fees for legal and other professional services for the three months ended September 30, 2006 was a result of our completion of a private placement financing and our acquisition of Source Projects, Inc. during the three month period ended September 30, 2006. The finders' fees were paid to Wolverine International Holdings Ltd., 146977 Ontario Inc. and Premium Capital. None of the persons who received finders' fees are a U.S. person and none of them are related parties to our company.

Net Loss

Our net loss was $3,150,494 and $7,833 for the three months ended September 30, 2006 and 2005 respectively. The primary reason for the increase in net loss is due to our change of business into an oil and gas exploration company and an increase in our oil and gas exploration expenditures.

Results of Operations for the nine months ended September 30, 2006 and September 30, 2005

Oil and Gas Expenditures

For the nine months ended September 30, 2006, we incurred $2,103,022 in oil and gas expenditure, a significant increase from the oil and gas expenditure incurred for the nine months ended September 30, 2005, which was nil. The significant increase in the oil and gas expenditure in the nine months ended September 30, 2006 was due to our change of business into an oil and gas exploration company and payments we made to satisfy our obligations under the farmout agreements. The parties to the farmout agreements who received these payments are not related parties to our company.

General and Administrative Expenses

Our general and administrative expenses consist primarily of office and miscellaneous expenses and related costs for general and corporate functions, including finders' fees and fees for legal and other professional services. Our office and miscellaneous expenses for the nine months ended September 30, 2006 were $28,368, as compared to the nine months ended September 30, 2005, which were $1,440. The increase of office and miscellaneous expenses was primarily a result of our change of business into an oil and gas exploration company and moving of our corporate headquarter to Calgary, Alberta. Our finders' fees and fees for legal and other professional services for the nine months ended September 30, 2006 were $950,827 and $114,347 respectively, as compared to the nine months ended September 30, 2005, which were $nil and $32,714 respectively. The increase of finders' fees and fees for legal and other professional services for the nine months ended September 30, 2006 was a result of our completion of a private placement financing and our acquisition of Source Projects, Inc. during the nine month period ended September 30, 2006. The finders' fees were paid to Wolverine International Holdings Ltd., 146977 Ontario Inc. and Premium Capital. None of the persons who received finders' fees are a U.S. person and none of them are related parties to our company.

Net Loss

Our net loss was $3,223,263 and $80,058 for the nine months ended September 30, 2006 and 2005 respectively. The primary reason for the increase in net loss is due to our change of business into an oil and gas exploration company and an increase in our oil and gas exploration expenditures.

Summary

Presently, we have no significant sources of revenue. We have incurred operating losses since inception. The continuation of our business is dependent upon the continuing financial support of our creditors and stockholders, obtaining further financing, and our acquiring additional oil and gas properties. There are, however, no assurances we will be able to generate funds required for these transaction. Accordingly, our consolidated financial statements contain note disclosures describing the circumstances that lead there to be doubt over our ability to continue as a going concern.

Liquidity and Capital Resources

At September 30, 2006, we had cash on hand of $5,005,544 and working capital of $5,184,299.

Cash used in operating activities was $3,052, 808 for the nine months ended September 30, 2006 largely due to our professional fees incurred during the period related to our acquisition of Source Projects Inc., preparation of a comprehensive Form 8-K to announce that acquisition and preparation of our quarterly report on Form 10-QSB. This compares with cash used in operating activities of $72,258 for the nine months ended September 30, 2005.

By November 30, 2006, we must make payment to the State of Alaska of an annual rental fee of a total of $2,500 for our twenty-five mineral claims, to keep our claims in good standing. We believe we have met the $10,000 annual labor commitment for the period ended September 1, 2006, but there are no assurances the State of Alaska will accept our report of annual labor.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain.

Our significant accounting policies are disclosed in Note 2 to the unaudited financial statements included in this Quarterly Report on Form 10-QSB.

RISK FACTORS

Shares of our common stock are speculative, especially since we are in the exploration-stage of our new business. We operate in a volatile sector of business that involves numerous risks and uncertainties. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Prospective investors should consider carefully the risk factors set out below.

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **September 6, 2006**

SOURCE PETROLEUM INC.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-51241
(Commission File Number)

98-0443283
(IRS Employer Identification No.)

Suite 620, 304 - 8th Avenue, S.W., Calgary, Alberta T2P 1C1 Canada
(Address of principal executive offices and Zip Code)

403.444.2893 x 223
Registrant's telephone number, including area code

509 – 3495 Cambie Street, Vancouver, British Columbia V5Z 4R3 Canada
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORWARD LOOKING STATEMENTS

This current report contains forward-looking statements as that term is defined in the *Private Securities Litigation Reform Act* of 1995. These statements relate to future events or our future results of operation or future financial performance, including, but not limited to, the following: statements relating to our ability to raise sufficient capital to finance our planned operations, our ability to identify any recoverable oil or gas resource or reserve of any kind , our ability to enforce or perform under our farm out agreements, our ability to hire the necessary personnel, and estimates of our cash expenditures for the next 12 months. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intends", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors,

including the risks in the section entitled "Risk Factors" on page 4, which may cause our or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the shares of common stock in our capital stock.

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our company" refer to Source Petroleum Inc., our wholly owned subsidiary, Source Projects Inc. and its wholly owned subsidiary, 1245147 Alberta Ltd.

Item 2.01 Completion of Acquisition or Disposition of Assets.

On September 6, 2006 we completed the acquisition of all the issued and outstanding common stock of Source Projects Inc. pursuant to a share exchange agreement dated July 26, 2006 among our company, as purchaser, and all of the shareholders of Source Projects Inc., as vendors and Source Projects Inc. and 1245147 Alberta Ltd. In exchange for all of the issued and outstanding shares of Source Projects Inc., we issued to the shareholders of Source Projects Inc. an aggregate of 32,000,000 shares of our common stock. As part of the transaction contemplated in the share exchange agreement, D. Barry Lee returned 67,500,000 shares of our common stock to our company for cancellation. As a result, the former shareholders of Source Projects Inc. now collectively own approximately 45.17% of our issued and outstanding common stock.

Also pursuant to the share exchange agreement, our sole director, Jeff Gillis, resigned and Hussein Charanek and Scott Rogers were appointed as directors of our company. Jeff Gillis also resigned as our Chief Executive Officer, Chief Financial Officer, President and Secretary. Hussein Charanek was appointed as our President, Chief Executive Officer and Chief Financial Officer and Scott Rogers was appointed as our Corporate Secretary.

Source Projects Inc. is a private corporation incorporated in the State of Delaware in May 2006. Source Projects Inc. is the sole shareholder of 1245147 Alberta Ltd., which is a private corporation incorporated in the Province of Alberta in May 2006. 1245147 Alberta Ltd. recently entered into two farm-out agreements as the farmee with Dual Explorations Inc. as the farmor for exploration of oilsands relating to certain farmout lands located at TWP 75-4-W6M and TWP 83-19-W5M in the Province of Alberta. 1245147 Alberta Ltd. also purchased the interest of Scott Oil and Gas Ltd. as the farmee in a farmout agreement with Western Petrochemical Corp. as the farmor for exploration of oil shales relating to certain farmout lands located at TWPs 43-49 Rges 1-8, W2M in the Province of Saskatchewan. Even though we were notified by CanWest Petroleum Corporation, the corporate parent of Western Petrochemical Corp., that it disputes the validity of the farmout agreement between Western Petrochemical Corporation and Scott Oil and Gas Ltd.; we have been assured by Scott Oil and Gas Ltd. that it believes the farmout agreement was valid and enforceable and that we are entitled to exercise the rights of Scott Oil and Gas Ltd. under that farmout agreement.

The exploration activities on these farmout lands are in very early stages and there can be no assurance that, following the closing of the share exchange agreement, we will be able to successfully locate commercially viable resources or reserves or any at all. We plan to shift our operational focus to exploration of oilsands and oil shales on these farmout properties and we have decided to suspend exploration activities on our existing properties in southwestern Alaska.

Because we were a shell company before our acquisition of all of the common stock of Source Projects Inc., we have included in this Current Report on Form 8-K, starting on page 4, the information on our company that would be required if we were filing a general form for registration of securities on Form 10-SB.

We are an early stage oil and gas exploration company. For further details on our business, please see the section entitled "Description of Our Business" beginning on page 10.

Item 3.02 Unregistered Sales

On September 6, 2006, we issued 32,000,000 shares of our common stock to the shareholders of Source Projects Inc. in exchange for all of the issued and outstanding common shares of Source Projects Inc.

The 32,000,000 shares of our common stock issued to the former shareholders of Source Projects Inc. were issued pursuant to exemptions from registration as set out under Rule 903 of Regulation S promulgated under the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. None of the former shareholders of Source Projects Inc. were U.S. person or were acquiring the securities for the account or benefit of any U.S. person. The share certificates issued by our company to the former shareholders of Source Projects Inc. contain a legend stating that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act of 1933, or pursuant to an available exemption from registration.

Item 5.01 Change in Control

A change in control of our company occurred as a result of the transaction completed in accordance with the share exchange agreement we entered into with shareholders of Source Projects Inc., Source Projects Inc. and 1245147 Alberta Ltd. dated July 26, 2006.

As part of the transactions completed under the share exchange agreement, D. Barry Lee returned 67,500,000 shares of our common stock held by him to us for cancellation on September 6, 2006. After giving effect to the share exchange agreement, including the cancellation of the 67,500,000 shares of common stock and the issuance of 32,000,000 shares of our common stock to the former shareholders of Source Projects Inc., we now have 70,845,827 shares of common stock issued and outstanding.

As part of the transactions completed, Hussein Charanek exchanged 1,284.5 common shares of Source Projects Inc. for 12,845,000 shares of our common stock, constituting 18.13% of our issued and outstanding common stock. Former shareholders of Source Projects Inc. as a group, including Hussein Charanek, now collectively own 32,000,000 shares of our common stock, constituting 45.17% of our issued and outstanding common stock.

Because we were a shell company before our acquisition of all of the common stock of Source Projects Inc., we have included in this Current Report on Form 8-K, starting on page 4, the information on our company that would be required if we were filing a general form for registration of securities on Form 10-SB.

Item 5.02 Departure, Re-election and Appointment of Directors and Officers

Effective September 6, 2006, our former director, Jeff Gillis, resigned from our board of directors and from every office with our company he held. Also effective September 6, 2006, Hussein Charanek and Scott Rogers were appointed to our board of directors. Hussein Charanek was also appointed as our President, Chief Executive Officer and Chief Financial Officer and Scott Rogers was appointed as our Corporate Secretary.

~~Because we have acquired all of the common stock of Source Projects Inc., we plan to shift our operational focus to exploration of oilsands and oil shales on those properties subject to Source Projects Inc.'s farmout agreements. We have decided to suspend exploration activities on our existing properties in southwestern Alaska. Because of this change of direction in our exploration activities, we include in this Current Report on Form 8-K, the information on our company that would be required if we were filing a general form for registration of securities on Form 10-SB.~~

We are an early stage oil and gas exploration company. For further details on our business, please see the section entitled "Description of Our Business" beginning on page 10.

EXECUTIVE SUMMARY

On September 6, 2006 we completed our acquisition of all of the issued and outstanding common stock of Source Projects Inc., a privately-owned Delaware corporation engaged in oil and gas exploration, pursuant to a share exchange agreement we entered into with the shareholders of Source Projects Inc., Source Projects Inc. and 1245147 Alberta Ltd. dated July 26, 2006.

Source Projects Inc. is the sole shareholder of 1245147 Alberta Ltd., which is a corporation incorporated in the Province of Alberta in May 2006. 1245147 Alberta Ltd. has interests as a farmee in two farm-out agreements it recently entered into with Dual Explorations Inc. for exploration of oilsands relating to certain farmout lands located at TWP 75-4-W6M and TWP 83-19-W5M in the Province of Alberta. 1245147 Alberta Ltd. also purchased the interest of Scott Oil and Gas Ltd. as the farmee in a farmout agreement with Western Petrochemical Corp. as the farmor for exploration of oil shales relating to certain farmout lands located at TWPs 43-49 Rges 1-8, W2M in the Province of Saskatchewan. Even though we were notified by CanWest Petroleum Corporation, the corporate parent of Western Petrochemical Corp., that it disputes the validity of the farmout agreement between Western Petrochemical Corporation and Scott Oil and Gas Ltd.; we have been assured by Scott Oil and Gas Ltd. that it believes the farmout agreement was valid and enforceable and that we are entitled to exercise the rights of Scott Oil and Gas Ltd. under that farmout agreement. Accordingly, in the next 12 months, we plan to shift the focus of our exploration activities from our current property located in Alaska to those properties held by Source Projects Inc.

As a result of the share purchase transaction, Source Projects Inc. is now a wholly-owned subsidiary of our company. Furthermore, Hussein Charanek and Scott Rogers have joined our board of directors and each brings substantial relevant experience to our company.

For further details on our new management team, please see the section on Directors and Executive Officers beginning on page 18.

RISK FACTORS

Shares of our common stock are speculative, especially since we are in the exploration-stage of our new business. We operate in a volatile sector of business that involves numerous risks and uncertainties. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our securities to decline, and you may lose all or part of your investment. Prospective investors should consider carefully the risk factors set out below.

RISKS RELATED TO OUR BUSINESS

We have had negative cash flows from operations.

To date we have had negative cash flows from operations and we have been dependent on sales of our equity securities and debt financing to meet our cash requirements and have incurred losses totalling approximately $72,769 for the six month period ended June 30, 2006, and cumulative losses of $210,849 to June 30, 2006. Our net cash used in operations for the six months ended June 30, 2006 was $51,375. As of June 30, 2006 we had working capital of $7,523,666 as a result of recent financing activities. We do not expect positive cash flow from operations in the near term. There is no assurance that actual cash requirements will not exceed our estimates. In particular, additional capital may be required in the event that:

- drilling and completion costs increase beyond our expectations; or
- we encounter greater costs associated with general and administrative expenses or offering costs.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. We would not be able to pay our debts as they become due in the usual course of business; or

2. Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 4,505,000,000 shares of which 4,500,000,000 shares are designated as common stock, par value $0.0001 per share, 5,000,000 shares are designated as preferred stock, $0.0001 per share. As of September 12, 2006, 70,845,827 shares of our common stock and no shares of our Preferred Stock were issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by our shareholders. In the event of a dissolution of our company, the holders of our common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities.

Our common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion privileges. Since the holders of our common stock do not have cumulative voting rights, holders of more that 50% of our outstanding shares can elect all of our directors, and holder of the remaining shares, by themselves, cannot elect any of our directors. Holders of our commons tock are entitled to receive dividends if, as, and when declared by our board of directors out of funds legally available for such purpose.

Blank Check Preferred Stock

Shares of our preferred stock may be issued from time to time one or more series or classes. Our Board of Directors is expressly authorized to provide by resolution or resolutions duly adopted prior to issuance, for the creation of each such series and class of preferred stock and to fix the designation and the powers, preferences, rights, qualifications, limitations, and restrictions relating to the shares of each such series. The authority of the Board of Directors with respect to each series of preferred stock shall include, but not be limited to, determining the following:

o the designation of such series, the number of shares to constitute such series and the stated value thereof if different from the par value thereof;

o whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the term of such voting rights, which may be general or limited;

o the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of Preferred Stock;

o whether the shares of such series shall be subject to redemption by us, and, if so, the times, prices and other conditions of such redemption;

o the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of our assets;

o whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relating to the operation thereof;

o whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of Preferred Stock or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange; and

o any other powers, preferences and relative, participating, options and other special rights, and any qualifications, limitations and restrictions, thereof.

DESCRIPTION OF PROPERTY

We have discontinued the use of our executive offices located at Suite 509, 3495 Cambie Street, Vancouver, British Columbia. We now maintain an executive office in Calgary, Alberta. We believe these spaces are adequate for our current needs and that suitable space will be available to accommodate our future needs. We also own 3 working interests in properties subject to our farmout agreements in Alaska and Saskatchewan. For details on these properties, please see the section entitled "Description of Our Business" above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have set forth in the following table certain information regarding our shares of common stock beneficially owned as of September 12, 2006 for: (i) each shareholder we know to be the beneficial owner of 5% or more of our shares of common stock; (ii) each of our executive officers and directors; and (iii) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, we have included shares for which the named person has sole or shared power over voting or investment decisions. Except as otherwise noted below, the number of shares beneficially owned includes common stock which the named person has the right to acquire, through conversion or option exercise, or otherwise, within 60 days after September 12, 2006. Beneficial ownership calculations for 5% stockholders are based solely on publicly filed Schedule 13Ds or 13Gs, which 5% stockholders are required to file with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
Hussein Charanek Director, President, CEO and CFO Suite 310, 330 – 26th Avenue, S.W. Calgary, Alberta T2S 2T3	12,845,000	18.13%
Directors and Executive Officers as a Group	12,845,000	18.13%

(1) Based on 70,845,827 shares of common stock issued and outstanding as of September 12, 2006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Hussein Charanek	38	Director, President, Chief Executive Officer and Chief Financial Officer	September 6, 2006
Scott Rodgers	35	Director, Secretary	September 6, 2006

Hussein Charanek:

Mr. Hussein Charanek is a corporate consultant with over 12 years of experience in the capital markets both in Canada and internationally. Mr. Charanek was the co-founder and president of Maxen Energy, now Pan Orient Energy, where he was instrumental in helping to raise in excess of $12 million for the company and conducting a reverse merger with a Toronto Venture Exchange listed company. Mr. Charanek has also raised an initial $23 million dollars for Qeva Energy Group, an international oil and gas company focused in the North Sea, preparing to list on a Canadian public market as well as being a key participant of the creation of Fuel-x International Inc., a private international oil and gas company. In the past year he has also assisted Fuel-x in raising in excess of $50 million dollars CAD privately. Previously Mr. Charanek was Vice President and Co-founder of Tri-Verse Capital Corporation a private investment holdings company.

Scott Rogers:

Mr. Scott Rogers is the President & CEO of Propel Energy Corp., a private E & P Company holding its core assets within the Western Canadian Sedimentary Basin. Comprised of key industry partnerships combined with over 120,000 net acres of exploration and development land. More than 14 years experience in finance and oil and gas, primarily in corporate planning, negotiating, and developing land and exploration strategies. Previous experience consisted of financing start up resource companies through the capital markets, developing market strategies, and helping companies build their core assets through the implementation of proper capitalization.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended December 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there ~~is~~are currently only ~~one director~~two directors on our board of directors and the ~~one director has~~directors have performed and will perform adequately the functions of a nominating committee. These ~~one director~~directors who ~~performs~~perform the functions of a nominating committee ~~is~~are not independent because ~~he is~~they are also ~~an officer~~officers of our company. The determination of independence of directors has been made using the definition of "independent director" contained under Rule 4200(a)(15) of the Rules of National

Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors' review of the candidates' resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a) any director or officer of our company;

(b) any proposed director of officer of our company;

(c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d) any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

Our directors are not independent because they are also officers of our company. The determination of independence of directors has been made using the definition of "independent director" contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We reimburse our directors for expenses incurred in connection with attending board meetings, but did not pay directors' fees or other cash compensation for services rendered as a director in the periods ended December 31, 2005 and 2004. No compensation of any kind has been paid, or is payable, to any of our executive officers in the periods ended December 31, 2005 and 2004.

Since our inception, we have not granted any stock options, long-term incentive plans, or stock appreciation rights.

We have no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

We have not entered into any employment or consulting agreement with any of our directors or officers, although, as required in our share exchange agreement with Source Projects Inc., we may enter into employment agreements with Hussein Charanek and Scott Rogers, upon the closing of the transactions contemplated by the share purchase agreement.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

We engaged Peterson Sullivan PLLC, Chartered Accountants, of Seattle, Washington, as our principal independent auditors effective January 16, 2006. Our former principal independent auditors were Moore Stephens Ellis Foster Ltd, Chartered Accountants, who were subsequently acquired by Ernst & Young LLP, Chartered Accountants. Concurrent with the appointment of Peterson Sullivan, Ernst & Young have resigned as our principal independent auditors effective January 16, 2006. The decision to change principal independent auditors has been approved by our board of directors.

The report of Moore Stephens Ellis Foster dated January 14, 2005 on our balance sheets for the years ended December 31, 2004 and 2003, the related statement of stockholders' equity (deficit) for the period from October 14, 2001 (inception) to December 31, 2004 and the related statements of operations and cash flows for each of the years ended December 31, 2004 and 2003 and for the period from October 14, 2001 (inception) to December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles, other than to state that there is substantial doubt as to our ability to continue as a going concern.

In connection with the audit of the years ended December 31, 2004 and 2003 and the period from October 14, 2001 (inception) to December 31, 2004 and during the subsequent interim period through to the date of their resignation, there were no disagreements with Moore Stephens Ellis Foster or Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Moore Stephens Ellis Foster or Ernst & Young would have caused them to make reference thereto in their reports on our audited financial statements.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law permits a company to indemnify its directors and officers, except for any act of dishonesty. Source Petroleum Inc. has provided in its by-laws for the indemnification of officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by

him, including an amount to be paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been one of our directors or officers.

Item 9.01. Financial Statements and Exhibits.

Our financial statements are stated in United States dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The following financial statements are included in this current report:

Pro forma Financial Statements for Source Petroleum Inc. (Unaudited).

Compilation Report

Pro Forma Combined Condensed Consolidated Balance Sheet as at June 30, 2006.

Pro Forma Combined Condensed Consolidated Statement of Operations for the six-month period ended June 30, 2006.

Notes to the Pro Forma Combined Condensed Consolidated Financial Information.